July 14, 2025

Lawrence A. Goodfield, Jr.
Chief Financial Officer and Treasurer
J.P. Morgan Real Estate Income Trust, Inc.
277 Park Avenue
9th Floor
New York, NY 10172

       Re: J.P. Morgan Real Estate Income Trust, Inc.
           Registration Statement on Form S-11
           Filed July 8, 2025
           File No. 333-288565
Dear Lawrence A. Goodfield, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jason W. Goode